

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2023

Bin Zhou
Chief Executive Officer
Planet Green Holdings Corp.
36-10 Union St., 2nd Floor
Flushing, NY 11345

>   **Re: Planet Green Holdings Corp.**
>   **Amendment No. 5 to Registration Statement on Form S-3**
>   **Filed January 25, 2023**
>   **File No. 333-259611**

Dear Bin Zhou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3/A filed January 25, 2023

General

1.   Please note that we will not be in a position to accelerate effectiveness of the registration statement until you resolve the outstanding SEC comments on your Form 10-K for the year ended December 31, 2021.

Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Steven Glauberman